                        SUPPLEMENT, DATED JUNE 2, 1997,

                                       TO

                     OFFER TO PURCHASE, DATED MAY 16, 1997,

                                  UP TO 49.9%

                        OF THE OUTSTANDING COMMON STOCK

                                       OF

                        DYNAMICS CORPORATION OF AMERICA

                                       AT

                             AN INCREASED PRICE OF

                         $56.25 NET PER SHARE, IN CASH,

                                       BY

                          CTS FIRST ACQUISITION CORP.

                           A WHOLLY OWNED SUBSIDIARY

                                       OF

                                CTS CORPORATION

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON FRIDAY, JUNE 13, 1997, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES WHICH CONSTITUTES AT LEAST 25% OF THE SHARES OUTSTANDING ON THE DATE OF PURCHASE (THE "MINIMUM SHARE CONDITION") AND THE RECEIPT OF A LEGAL OPINION AS TO CERTAIN TAX CONSEQUENCES OF THE MERGER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS SET FORTH IN THE OFFER TO PURCHASE. SEE "THE OFFER -- CONDITIONS OF THE OFFER" IN THE OFFER TO PURCHASE.

                            ------------------------

    Any Shareholder desiring to tender all or any portion of the Shareholder's Shares should either (i) complete and sign one of the Letters of Transmittal (or a facsimile thereof) which accompany the Offer To Purchase or this Supplement (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, have such Shareholder's signature thereon guaranteed if required by instructions to the Letters of Transmittal, mail or deliver one of the Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with one of the Letters of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in the Offer To Purchase under the caption "The Offer -- Procedures for Tendering Shares" prior to the expiration of the Offer or (ii) request such Shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Shareholder. Any Shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer To Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer To Purchase under the caption "The Offer -- Procedures for Tendering Shares."

                            ------------------------

    Questions and requests for assistance or for additional copies of the Offer To Purchase, this Supplement, the Letters of Transmittal and the Notices of Guaranteed Delivery or other tender offer materials may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                               J.P. MORGAN & CO.
                                ---------------
June 2, 1997

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Introduction...............................................................................................           1
Amended Terms of the Offer.................................................................................           2
Procedure for Tendering Shares.............................................................................           3
Price Range of the Shares; Dividends on the Shares.........................................................           3
Background of the Combination..............................................................................           3
Company Projections........................................................................................           4
Pro Forma Financial Data...................................................................................           5
Antitrust..................................................................................................          11
Miscellaneous..............................................................................................          11

To the Holders of Common Stock of
  Dynamics Corporation of America:

INTRODUCTION


    The following information amends and supplements the Offer To Purchase, dated May 16, 1997 (the "Offer To Purchase"), of CTS First Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"). Pursuant to this Supplement, Purchaser has increased the price at which it is offering to purchase up to 49.9% of the issued and outstanding shares of Common Stock (the "Shares") of Dynamics Corporation of America, a New York corporation (the "Company"), together with the associated purchase rights issued pursuant to the Company Rights Agreement (the "Rights"), from $55.00 per Share (the "$55.00 Cash Price") to $56.25 per Share, net to the seller in cash, without interest thereon (the "$56.25 Cash Price"), upon the terms and subject to the conditions set forth in the Offer To Purchase, as amended and supplemented by this Supplement, and in the related Letters of Transmittal (which, together with the Offer To Purchase and this Supplement, collectively constitute the "Offer"). Capitalized terms used and not defined herein have the meanings assigned to them in the Offer To Purchase.



    The Offer is being made to all holders of Shares ("Shareholders") pursuant to an Agreement and Plan of Merger, dated as of May 9, 1997 (the "Merger Agreement"), among CTS, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Company will be merged with and into Purchaser (the "Merger" and, together with the Offer, the "Combination"), with Purchaser surviving the Merger (the "Surviving Corporation") as a wholly owned subsidiary of CTS. In the Merger, subject to certain exceptions, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive 0.88 (the "Exchange Ratio") fully paid and nonassessable shares of Common Stock of CTS (the "CTS Shares") (the "Merger Consideration"). In connection with the Merger, CTS declared a stock split in the form of a 1:1 stock dividend (the "Stock Split") to be effective immediately following the Effective Time. If the Stock Split is so effective, the Exchange Ratio in the Merger will be 1.76 CTS Shares for each Share.



    The consummation of the Merger continues to be subject to the satisfaction or waiver of a number of conditions, including (i) the adoption of the Merger Agreement by the requisite vote or consent of the Shareholders and (ii) the approval of the issuance of CTS Shares in the Merger and certain amendments to CTS' Articles of Incorporation (the "CTS Charter Amendments"), including an increase in CTS' authorized capitalization necessary to effect the Merger, by shareholders of CTS (the "CTS Shareholders"). Under the New York Business Corporation Law (the "NYBCL"), the Shareholder vote necessary to adopt the Merger Agreement is the affirmative vote of at least two-thirds of the Shares, including Shares held by Purchaser and its affiliates. The vote required to approve the issuance of CTS Shares in the Merger and the CTS Charter Amendments is the affirmative vote of a majority of the votes cast by holders of record of the outstanding CTS Shares present in person or represented by proxy and entitled to vote at the CTS Shareholders meeting provided that a majority of the CTS Shares outstanding and entitled to vote are voted on such proposal.



    Except as otherwise set forth in this Supplement or in the revised (blue) Letter of Transmittal, the terms and conditions previously set forth in the Offer To Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer To Purchase and the revised (blue) Letter of Transmittal. SUBJECT TO THE TERMS AND CONDITIONS OF THE OFFER (INCLUDING PRORATION AS DESCRIBED IN "THE OFFER -- TERMS OF THE OFFER; PRORATION; EXPIRATION DATE" IN THE OFFER TO PURCHASE), THE $56.25 CASH PRICE WILL BE PAID TO ALL SHAREHOLDERS WHOSE SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE, WHETHER OR NOT THOSE SHARES WERE TENDERED BEFORE THE INCREASE IN THE OFFER PRICE EFFECTED BY THIS SUPPLEMENT. ACCORDINGLY, SHAREHOLDERS WHO DESIRE TO RECEIVE THE $56.25 CASH PRICE WHO HAD PREVIOUSLY VALIDLY

TENDERED THEIR SHARES PURSUANT TO THE OFFER NEED NOT EXECUTE A NEW (BLUE) LETTER OF TRANSMITTAL OR TAKE ANY OTHER ACTION, EXCEPT SUCH ACTION AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.



    Purchaser has been advised by the Depositary that, as of the close of business on May 30, 1997, approximately 3,000 Shares (representing approximately less than 0.1% of the outstanding Shares) have been validly tendered pursuant to the Offer.



    The Company beneficially owns 2,303,100 CTS Shares (the "Company-Owned CTS Shares"), which represent 44.1% of the issued and outstanding CTS Shares and 30.5% of the CTS Shares having voting rights. Two officers of the Company are members of CTS' five-member Board of Directors (the "CTS Board"). The members of the CTS Board who are not employees of the Company (the "Unaffiliated CTS Directors") have approved the Offer (as amended) following a determination by the Unaffiliated CTS Directors that such transactions were fair to and in the best interests of CTS and its shareholders (other than the Company). In making such determination, the Unaffiliated CTS Directors considered various factors, including those described in the Offer To Purchase under the caption "Special Considerations Relating to the Combination -- Fairness of the Offer."



    THE OFFER TO PURCHASE, THIS SUPPLEMENT, THE LETTERS OF TRANSMITTAL AND THE
SCHEDULE 14D-9 PREVIOUSLY FURNISHED TO SHAREHOLDERS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.


AMENDED TERMS OF THE OFFER


    The price per Share to be paid pursuant to the Offer has been increased from $55.00 per Share to $56.25 per Share, net to the seller in cash without interest thereon. All Shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the $56.25 Cash Price in respect of each Share so tendered and accepted. All references to the Offer and the Offer Price in this Supplement, the Offer To Purchase and any Letter of Transmittal are deemed to refer to the Offer as amended hereby and the $56.25 Cash Price, respectively.



    The Offer continues to be conditioned upon, among other things, (i) the satisfaction of the Minimum Share Condition, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated prior to the expiration of the Offer, (iii) the receipt of a legal opinion as to certain tax consequences of the Merger, (iv) the absence of certain litigation, orders or other legal matters, (v) the representations and warranties of the Company in the Merger Agreement being materially true and correct as of the Expiration Date and the covenants of the Company in the Merger Agreement having been materially performed or complied with, (vi) the absence of any material adverse change, or any development that is reasonably likely to result in a material adverse change, in the business, financial condition or results or operations of the Company and its subsidiaries, taken as a whole, (vii) the Merger Agreement not having been terminated in accordance with its terms, (viii) no person having acquired beneficial ownership of Shares in excess of certain specified percentages, and (ix) certain other conditions set forth in the Offer To Purchase under the caption "The Offer -- Conditions of the Offer."



    This Supplement, the revised (blue) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

PROCEDURE FOR TENDERING SHARES


    Procedures for tendering Shares are set forth in "The Offer -- Procedures for Tendering Shares" of the Offer To Purchase.



    Tendering Shareholders may continue to use the original (green) Letter of Transmittal and the original (grey) Notice of Guaranteed Delivery previously circulated with the Offer To Purchase or use the revised (blue) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery circulated with this Supplement. Shareholders using the original (green) Letter of Transmittal to tender their Shares will nevertheless receive the $56.25 Cash Price per Share for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.



    Shareholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action to receive, subject to the terms and conditions of the Offer, the $56.25 Cash Price, if the Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer (except such action as may be required by the procedure for guaranteed delivery if such procedure was utilized).


PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES


    The discussions set forth in "Special Considerations Relating to the Combination -- Price Range of Shares and CTS Shares; Dividends" of the Offer To Purchase are hereby supplemented by the following information.


    As reported on the NYSE Composite Tape: the high and low sales prices per share for the period from April 1, 1997 to May 30, 1997 were $57 7/8 and $39, respectively, for the Shares and, for the period from March 31, 1997 to May 30, 1997, $69 1/8 and $50, respectively, for the CTS Shares; on May 30, 1997, the last full trading day prior to the mailing of this Supplement, the last reported sale price per share was $57 3/4 for the Shares and $69 for the CTS Shares. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES AND THE CTS SHARES.

BACKGROUND OF THE COMBINATION

    The information set forth in "Background of the Combination" in the Offer To Purchase is hereby supplemented by the following information.

    On May 27, 1997, WHX increased its tender offer price in the Third WHX Tender Offer to $56.00 per Share, net to the seller in cash, and extended the expiration date thereof to June 13, 1997 (as so amended, the "Fourth WHX Tender Offer"). On May 28, 1997, CTS and Purchaser delivered to the Company a letter stating that CTS and Purchaser believed that the current terms of the Merger Agreement, including the Offer at the $55.00 Cash Price, were clearly superior to the Fourth WHX Tender Offer and requesting that, pursuant to the terms of the Merger Agreement, the Company Board reconfirm its approval and recommendation of the Offer, the Merger and the Merger Agreement within five business days.


    On May 29, 1997, WHX filed a counter-claim against the Company in the United States District Court, District of Connecticut, seeking a preliminary injunction
(i) barring the Company from relying on its rights plan to impede WHX from purchasing Shares from Shareholders in the Fourth WHX Tender Offer and (ii) directing the Company to take appropriate steps to eliminate the impediments to such offer under Section 912(b) of the NYBCL.



    On June 2, 1997, respresentatives of CTS and the Company met. In that meeting, representatives of CTS reiterated their belief that prior to the amendment effected hereby, the terms of the Offer, and the Merger were superior to the terms of the Fourth WHX Tender Offer in that, among other things, the blended price to be paid Shareholders pursuant to the Offer and the Merger, based on the closing sales price for CTS Shares on May 30, 1996 and assuming the purchase by Purchaser of 49.9% of the outstanding Shares pursuant to the Offer, was $57.87, compared to $56.00 per Share offered in the Fourth WHX Tender Offer. However, in seeking to assure the success of the Offer, representatives of CTS informed representatives of the Company that CTS was willing either (i) to increase the Offer price to the $56.25 Cash Price and retain the Exchange Ratio in the Merger at 0.88 CTS Shares for each Share not purchased pursuant to the Offer (such proposal, the "$56.25/0.88 CTS Proposal") or (ii) increase the Offer price to $60.00 per Share, in cash, decrease the Exchange Ratio in the Merger to 0.82 CTS Shares for each Share not purchased pursuant to the Offer and effect certain changes in the Merger Agreement, including (a) eliminating the Minimum Share Condition but amending the Merger Agreement to provide that, unless Purchaser purchased 49.9% of the Shares pursuant to the Offer for cash, the Merger consideration would include (in Purchaser's discretion) up to such amount of cash as Purchaser would have paid had 49.9% of the Shares been validly tendered and not withdrawn, (b) permitting CTS to adopt a shareholder rights plan under which the rights could become exercisable at any time (rather than, as presently provided in the Merger Agreement, only after termination of the Merger Agreement), but would not become so exercisable prior to the termination of the Merger Agreement based on changes in ownership of the Shares, and (c) providing for the parties to cooperate to postpone or adjourn CTS' 1997 annual meeting of shareholders to July 31, 1997 (such proposal, the "$60.00/0.82 CTS Proposal").



    The Company Board met on June 2, 1997 and took no action with respect to either the $56.25/0.88 CTS Proposal or the $60.00/0.82 CTS Proposal. CTS regarded the Company Board's failure to take action as a rejection of the $60.00/0.82 CTS Proposal. Accordingly, CTS informed the Company that it had withdrawn the $60.00/0.82 CTS Proposal and publicly announced the $56.25 Cash Price on June 2, 1997.


COMPANY PROJECTIONS


    The information with respect to the Company's Projection under the caption "Certain Information Concerning the Company -- Certain Projections" in the Offer To Purchase is amended to read in its entirety as set forth below.



    Representative of the Company furnished to representative of CTS certain business and financial information that was not publicly available, including certain financial projections of the Company's businesses for the years 1997 through 1999 (the "Company Projections"). The Company Projections were prepared solely for the Company's internal purposes. None of the projected financial information included therein was prepared for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements, and such information is set forth herein solely because the Company Projections were furnished to CTS in connection with the Offer and ther Merger. The Company's independent auditors, Ernst & Young LLP, have neither examined nor compiled the prospective financial information set forth below and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP incorporated by reference in the Offer To Purchase relate to the historical financial information of the Company, do not extend to the projected financial information and should not be read to do so.



    THE PROJECTED FINANCIAL INFORMATION SET FORTH BELOW NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S OR CTS' CONTROL, AND DOES NOT TAKE INTO ACCOUNT ANY CHANGES IN THE COMPANY'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING SUCH PROJECTED FINANCIAL INFORMATION WILL BE VALID AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW. NO SPECIFIC ASSUMPTIONS RELATING TO SUCH PROJECTIONS WERE FURNISHED BY THE COMPANY OR CTS, ALTHOUGH CERTAIN INFORMATION GENERALLY PERTINENT THERETO WAS FURNISHED BY THE COMPANY TO CTS IN ITS DUE DILIGENCE REVIEW. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, CTS OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF CTS, PURCHASER, THE COMPANY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES ASSUMES ANY

RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE FOLLOWING PROJECTED FINANCIAL INFORMATION, AND THE COMPANY HAS MADE NO REPRESENTATIONS TO CTS REGARDING SUCH INFORMATION.

    Set forth below are the Company Projections presented on a consolidated basis:

                                                                                              ESTIMATES FOR THE
                                                                                          YEAR ENDING DECEMBER 31,
                                                                                            (AMOUNTS IN MILLIONS)
                                                                                       -------------------------------
                                                                                         1997       1998       1999
                                                                                       ---------  ---------  ---------
Net sales............................................................................  $   156.7  $   171.7  $   175.9
Cost of goods sold...................................................................      122.6      131.9      129.7
Earnings before interest, taxes and equity earnings from CTS.........................        8.7       12.3       17.0
Net earnings before equity earnings from CTS.........................................        5.5        7.8       10.7


    Set forth below are the Company Projections for the year ending December 31, 1997 and 1998, as consolidated and modified by CTS and its representatives and as were presented in the Offer To Purchase previously mailed to Shareholders:


                                                                                        ESTIMATES FOR THE
                                                                                       YEAR ENDING DECEMBER
                                                                                               31,
                                                                                       --------------------
                                                                                         1997       1998
                                                                                       ---------  ---------
Net sales............................................................................  $   148.6  $   170.9
Cost of goods sold...................................................................      115.4      132.7
Earnings before interest, taxes and equity earnings from CTS.........................        6.0        6.9
Net earnings before equity earnings from CTS.........................................        4.3        5.0

PRO FORMA FINANCIAL DATA


    The information set forth under the caption "Pro Forma Financial Data" in the Offer To Purchase is amended to read in its entirety as set forth below.


    The following Unaudited Condensed Consolidated Pro Forma Statements of Operations of CTS for the three months ended March 30, 1997 and the year ended December 31, 1996 present unaudited pro forma operating results for CTS as if the Combination, including the reacquisition of Company-Owned CTS Shares effected thereby, had occurred as of the beginning of each such period. The following Unaudited Condensed Consolidated Pro Forma Balance Sheet of CTS presents the unaudited pro forma financial condition of CTS as if the Combination had occurred as of March 30, 1997.


    For purposes of the following pro forma financial data, the total purchase price paid by CTS in the Combination is estimated to be $226.6 million, consisting of the sum of (i) $107.7 million in cash for the purchase of 1,915,500 Shares pursuant to the Offer, (ii) $110.0 million in CTS Shares (1,923,242 Shares, multiplied by the Exchange Ratio, with the product thereof multiplied by $64.99, the average closing sales price for CTS Shares during the period, which includes the announcement of the Fourth WHX Tender Offer, from the announcement of the Offer and the Merger on May 12, 1997 to May 30, 1997, the last trading day prior to the date of this Supplement) and (iii) $8.9 million of transaction costs. Such purchase price has been allocated in the following pro forma financial data to the estimated fair value of the net tangible operating assets and inventory of the Company ("Net Company Operating Assets") and the Company-Owned CTS Shares as follows: (i) Net Company Operating Assets: $33.9 million and (ii) Company-Owned CTS Shares: $192.7 million. See Note (1) below.


    Following the Effective Time, CTS will be required to allocate finally the purchase price to the fair value of the Company's assets and liabilities; such allocation will vary from the allocations in the following pro forma financial data based on various factors, including appraisals of the operating assets and liabilities of the Company and the identification and valuations of intangible assets (which CTS presently believes are not material). In addition, following the Effective Time, CTS will finally determine the purchase price for purposes of accounting for the Combination. The purchase price as finally determined will vary from the amounts assumed in the following pro forma financial data based on the actual transaction costs. In addition, in the event that the actual value of Company-Owned CTS Shares reacquired as a result of the Merger, which will be determined primarily by reference to the post-Combination value of the CTS Shares, is materially lower than the $83.68 per Company-Owned CTS Share value assumed in the following pro forma financial data, CTS may be required to charge the difference to net earnings currently to reflect the amount of such difference, net of changes in the other components of the purchase price allocation described above. CTS estimates that, assuming no other change in such components, the amount of any such charge will equal $2.3 million for each $1 of difference between the $83.68 per Company-Owned CTS Share assumed in the following pro forma financial data and the actual post-Merger value for CTS Shares. Any such charge will, however, be a non-cash item which CTS does not believe will have any material adverse effect on its prospective financial position or results of operations.



    CTS has received a financing commitment for Credit Facilities providing for up to $125.0 million of borrowings to fund the purchase of the Shares pursuant to the Offer and the payment of transaction costs and expenses, and for general corporate purposes, and has received a commitment to increase the amount of such facility to $240.0 million. See "Miscellaneous -- Source and Amount of Funds" in the Offer To Purchase. While CTS expects annual after-tax cost savings of not less than $2.0 million resulting from the Combination, such estimated savings have not been reflected in the pro forma financial data because their realization is not assured.



    The following pro forma financial data is presented for informational purposes only and is not necessarily indicative of CTS' operating results or financial position that would have occurred had the Combination and other transactions described herein been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of CTS following the Combination. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the consolidated financial statements of each of CTS and the Company and the related notes thereto contained in the CTS 10-K, the CTS 10-Q, the Company 10-K and the Company 10-Q, all of which are incorporated herein by reference.

                                CTS CORPORATION

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

                                 MARCH 30, 1997

                                 (IN THOUSANDS)


                                                                        PRO FORMA ADJUSTMENTS
                                                                        ----------------------
                                                CTS       THE COMPANY     DEBITS     CREDITS     PRO FORMA
                                             ----------  -------------  ----------  ----------  -----------
Assets
  Total Current Assets.....................  $  150,619   $    53,386   $    2,000(1) $   25,000(1)  $ 181,005
Property, plant & equipment--net...........      56,919         6,126                               63,045
Goodwill...................................       3,861       --                                     3,861
Prepaid pension expense....................      51,826       --                                    51,826
Equity investment in CTS...................      --            86,478                   86,478(1)     --
Other assets...............................         757         2,236                                2,993
                                             ----------  -------------  ----------  ----------  -----------
  Total Assets.............................  $  263,982   $   148,226   $    2,000  $  111,478   $ 302,730
                                             ----------  -------------  ----------  ----------  -----------
                                             ----------  -------------  ----------  ----------  -----------
Liabilities and Shareholders' Equity
Current Liabilities
  Current maturities of long-term
    obligations............................  $    2,416   $        49               $      750(1)  $   3,215
  Accounts payable.........................      22,965         7,380                               30,345
  Accrued liabilities......................      35,793        17,859                    8,869(1)     62,521
                                             ----------  -------------              ----------  -----------
  Total Current Liabilities................      61,174        25,288                    9,619      96,081

Long-term obligations......................      11,210         2,862                   81,997(1)     96,069
Deferred income taxes......................      16,146           394                               16,540
Other liabilities..........................       4,315         1,314                                5,629
                                             ----------  -------------  ----------  ----------  -----------
  Total Liabilities........................      92,845        29,858                   91,616     214,319

Shareholders' Equity
  Common stock.............................      33,401           382   $      382(1)    109,993(1)    143,394
  Additional paid-in capital...............      --            11,777       11,777(1)               --
  Retained earnings........................     150,125       106,740      106,740(1)              150,125
  Other....................................         349          (531)                     531(1)        349
                                             ----------  -------------  ----------  ----------  -----------
                                                183,875       118,368      118,899     110,524     293,868
      Less cost of common stock held in
        treasury...........................      12,738       --           192,719(1)              205,457
                                             ----------  -------------  ----------  ----------  -----------
  Total shareholders' equity...............     171,137       118,368      311,618     110,524      88,411
                                             ----------  -------------  ----------  ----------  -----------
  Total Liabilities and Shareholders'
    Equity.................................  $  263,982   $   148,226   $  311,618  $  202,140   $ 302,730
                                             ----------  -------------  ----------  ----------  -----------
                                             ----------  -------------  ----------  ----------  -----------


              See accompanying Notes to Pro Forma Financial Data.

                                CTS CORPORATION

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 30, 1997

                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                                                              PRO FORMA ADJUSTMENTS
                                                                              ----------------------
                                                       CTS      THE COMPANY    DEBITS      CREDITS     PRO FORMA
                                                    ---------  -------------  ---------  -----------  -----------
Net sales.........................................  $  91,269    $  30,402                             $ 121,671
Cost of goods sold................................     65,978       21,967                                87,945
Selling, general and administrative expenses......     11,824        6,192                                18,016
Research and development expenses.................      2,974          244                                 3,218
                                                    ---------  -------------  ---------       -----   -----------
    Operating income..............................     10,493        1,999                                12,492
Other income (expense)--net.......................        545         (140)   $   1,550(2)                (1,458)
                                                                                    313(3)
                                                    ---------  -------------  ---------       -----   -----------
    Earnings before income tax....................     11,038        1,859        1,863                   11,034
Income taxes......................................      4,084          688                $     746(4)      4,026
Income from equity investment in CTS (net of
  income tax charge)..............................     --            2,637        2,637(5)                --
                                                    ---------  -------------  ---------       -----   -----------
    Net earnings..................................  $   6,954    $   3,808    $   4,500   $     746    $   7,008
                                                    ---------  -------------  ---------       -----   -----------
                                                    ---------  -------------  ---------       -----   -----------
    Net earnings per share........................  $    1.32    $    1.00                             $    1.50
                                                    ---------  -------------                          -----------
                                                    ---------  -------------                          -----------
    Average common and common equivalent shares
      outstanding (thousands).....................      5,267        3,820                                 4,657
                                                    ---------  -------------                          -----------
                                                    ---------  -------------                          -----------
    Net earnings per share assuming the Stock
      Split.......................................                                                     $    0.75
                                                                                                      -----------
                                                                                                      -----------


                   See accompanying Notes to Pro Forma Data.

                                CTS CORPORATION

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                                                                   PRO FORMA
                                                                                  ADJUSTMENTS
                                                                              --------------------
                                                      CTS       THE COMPANY    DEBITS     CREDITS    PRO FORMA
                                                   ----------  -------------  ---------  ---------  -----------
Net sales........................................  $  321,297   $   129,206                          $ 450,503
Cost of goods sold...............................     233,801       102,810                            336,611
Selling, general and administrative expenses.....      43,333        24,729                             68,062
Research and development expenses................      10,743         1,435                             12,178
                                                   ----------  -------------  ---------  ---------  -----------
    Operating income.............................      33,420           232                             33,652
Other income (expense)--net......................         182           314   $   6,200(2)              (6,954)
                                                                                  1,250(3)
                                                   ----------  -------------  ---------  ---------  -----------
  Earnings before income tax.....................      33,602           546       7,450                 26,698
Income taxes.....................................      12,432           219              $   2,984(4)      9,667
Income from equity investment in CTS (net of
  income tax benefit)............................      --            10,280      10,280(5)              --
                                                   ----------  -------------  ---------  ---------  -----------
    Net earnings.................................  $   21,170   $    10,607   $  17,730  $   2,984   $  17,031
                                                   ----------  -------------  ---------  ---------  -----------
                                                   ----------  -------------  ---------  ---------  -----------
    Net earnings per share.......................  $     4.03   $      2.78                          $    3.66
                                                   ----------  -------------                        -----------
                                                   ----------  -------------                        -----------
    Average common and common equivalent shares
      outstanding (thousands)....................       5,259         3,820                              4,648
                                                   ----------  -------------                        -----------
                                                   ----------  -------------                        -----------
    Net earnings per share assuming the Stock
      Split......................................                                                    $    1.83
                                                                                                    -----------
                                                                                                    -----------


              See accompanying Notes to Pro Forma Financial Data.

                       NOTES TO PRO FORMA FINANCIAL DATA

                                 (IN THOUSANDS)

(1) Adjustments record the effects of the Combination and reacquisition of Company-Owned CTS Shares and the elimination of the historical shareholders equity of the Company and its 44.1% equity investment in CTS.

  -        Acquisition cost of all the outstanding Shares:

           Cash on hand.................................................  $  25,000
           Borrowings under Credit Facilities...........................     82,747
           CTS Shares issued (1,692,453 CTS Shares x $64.99
           per CTS Share)...............................................    109,993
                                                                          ---------
                                                                          $ 217,740
                                                                          ---------

  -        Transaction costs............................................  $   8,869
                                                                          ---------

           Total pro forma purchase price...............................  $ 226,609
                                                                          ---------
                                                                          ---------

  -        Allocated to:
           Inventory....................................................  $   2,000
           Net Company Operating Assets.................................     31,890
           Company-Owned CTS Shares.....................................    192,719
                                                                          ---------
                                                                          $ 226,609
                                                                          ---------
                                                                          ---------

(2) Adjustment records the additional interest expense associated with the $82,747 of borrowings assumed to be incurred in connection with the Combination at an assumed 7.5% effective annual interest rate. See "Miscellaneous -- Source and Amount of Funds" in the Offer To Purchase.

(3) Adjustment records the assumed reduction in interest income earned (at a 5% per annum rate) on the $25,000 of CTS cash used to finance a portion of the purchase of Shares in the Offer.

(4) Adjustment records the tax effect of aggregating the asssumed rate of 40% to the adjustments described in Notes (2) and (3).

(5) Adjustment records the elimination of the Company's equity earnings from its 44.1% equity ownership in CTS.

ANTITRUST

    CTS and the Company filed with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the Merger on May 22, 1997. Accordingly, it is expected that the waiting period under the HSR Act applicable to the Merger will expire at 11:59 p.m., New York City time, on June 21, 1997, unless, prior to the expiration or termination of the waiting period, the FTC or the Antitrust Division extends the waiting period by requesting additional information or documentary material from the Company or CTS.

MISCELLANEOUS

    Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    Purchaser has filed with the Commission amendments to the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, and may file further amendments thereto. The Company has filed a Schedule 14D-9, as amended, in connection with the Offer. These documents, including exhibits, may be examined and copies may be obtained from the principal offices of the Commission in the manner set forth in "Certain Information Concerning Purchaser and CTS -- Selected Financial Information" and "Certain Information Concerning the Company -- Selected Financial Information" in the Offer To Purchase (except that they will not be available at the regional officers of the Commission).

    No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in the Offer To Purchase, the Supplement or in the revised Letter of Transmittal and, if given or made, the information or representation must not be relied upon as having been authorized.

                                          CTS FIRST ACQUISITION CORP.

June 2, 1997

    Manually executed facsimile copies of any of the Letters of Transmittal, properly completed and duly signed, will be accepted. The Letters of Transmittal, certificates for the Shares and any other required documents should be sent by each Shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                       THE FIRST NATIONAL BANK OF BOSTON

          BY HAND:                 BY OVERNIGHT COURIER:                 BY MAIL:
   Securities Transfer and            Bank of Boston                  Bank of Boston
  Reporting Services, Inc.         Corporate Agency and            Corporate Agency and
     One Exchange Plaza               Reorganization                  Reorganization
   55 Broadway, 3rd Floor           Mail Stop 45-02-53              Mail Stop 45-02-53
  New York, New York 10006           150 Royall Street                P.O. Box 1889
                                Canton, Massachusetts 02021       Boston, Massachusetts
                                                                        02105-1889

                                BY FACSIMILE TRANSMISSION:
                                (for Eligible Institutions
                                           Only)
                                      (617) 575-2233

                                   CONFIRM FACSIMILE BY
                                        TELEPHONE:
                                      (617) 575-3120

    Any questions or requests for assistance or additional copies of the Offer To Purchase, this Supplement, the Letters of Transmittal and the Notices of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)

                                       or

                         Call Toll Free (800) 322-2885
                      THE DEALER MANAGER FOR THE OFFER IS:
                               J.P. MORGAN & CO.
                                 60 Wall Street
                                 Mail Stop 2860
                            New York, New York 10260
                         (212) 648-3251 (call collect)
                                       or
                         Call Toll Free (800) 600-3799